

August 23, 2010

Christopher J. Carey
Chief Financial Officer
City National Corp.
City National Plaza
555 South Flower Street
Los Angeles, California 90071

Re: City National Corp.
    Form 10-K for December 31, 2009
    File Number 1-10521

Dear Mr. Carey:

We have completed our review of the above referenced filing and related materials and have no further comments.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney